

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 25, 2005

<u>via U.S. mail and Facsimile</u>

John Bush
President and Chief Executive Officer
PerfectData Corporation
825 Third Avenue, 32nd Floor
New York, New York 10022

   Re: PerfectData Corporation
     PRE R 14A filed October 20, 2005
     File No. 000-12817

Dear Mr. Bush:

  We have completed our review of your proxy statement and related filings and have no further comments at this time.

       Sincerely,

       Pamela A. Long
       Assistant Director

Cc: Joel J. Goldschmidt
  Morse, Zelnick, Rose & Lander
  405 Park Avenue
  New York, New York 10022-2605